Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 24 DATED JANUARY 24, 2013
TO THE PROSPECTUS DATED OCTOBER 7, 2011
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 7, 2011, as supplemented by supplement no. 12 dated April 20, 2012, supplement no. 17 dated July 20, 2012, supplement no. 18 dated August 14, 2012, supplement no. 19 dated October 9, 2012, supplement no. 20 dated October 15, 2012, supplement no. 21 dated November 9, 2012, supplement no. 22 dated December 21, 2012 and supplement no. 23 dated December 26, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of an office property with supporting retail space containing 678,045 rentable square feet in Minneapolis, Minnesota.
Probable Real Estate Investment
RBC Plaza
On January 18, 2013, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire an office property containing 609,368 rentable square feet of office space and 68,677 rentable square feet of retail space located on approximately 1.3 acres of land in Minneapolis, Minnesota (the “RBC Plaza”).  The seller is not affiliated with us or our advisor.  The contractual purchase price of the RBC Plaza is approximately $126.5 million plus closing costs.  We intend to fund the purchase of the RBC Plaza with proceeds from an existing portfolio loan credit facility, proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering. We are currently negotiating the terms of the mortgage loan. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition.  In some circumstances, if we fail to complete the acquisition, we may forfeit up to $5.0 million of earnest money.
The RBC Plaza was built in 1991. As of January 1, 2013, the RBC Plaza was 83% leased to 34 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of the RBC Plaza is approximately $8.6 million. The current weighted-average remaining lease term for the tenants is approximately 6.9 years.  The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $16.08 per square foot.
Currently, the RBC Plaza has three tenants that individually occupy more than 10% of the total rentable square feet of the property. The first tenant is in the investment banking industry and has operations in the United States, Europe and Asia. This tenant occupies 270,164 rentable square feet, or approximately 40% of the total property rentable square feet. Its lease expires on November 30, 2021, with two five-year extension options. As of January 1, 2013, the annualized base rent (net of rental abatements) for this tenant was approximately $4.0 million, the remaining lease term was approximately 8.9 years and the average annual rental rate (net of rental abatements) over the remaining lease term was $16.82 per square foot.
The second tenant is in the advertising industry. This tenant occupies 76,869 rentable square feet, or approximately 11% of the total property rentable square feet. Its lease expires on November 30, 2014, with a five-year extension option. As of January 1, 2013, the annualized base rent for this tenant was approximately $1.2 million, the remaining lease term was approximately 1.9 years and the average annual rental rate (net of rental abatements) over the remaining lease term was $7.30 per square foot. This tenant lease includes 12 months of rental abatement during the last 21 months of the lease term.
The third tenant is in the legal services industry. This tenant occupies 68,039 rentable square feet, or approximately 10% of the total property rentable square feet. Its lease expires on July 31, 2019, with a five-year extension option. As of January 1, 2013, the annualized base rent for this tenant was approximately $1.1 million, the remaining lease term was approximately 6.6 years and the average annual rental rate over the remaining lease term was $18.09 per square foot.

The average occupancy rate for the RBC Plaza during each of the last five years was as follows:

Year	Average Occupancy Rate
2008	89%
2009	88%
2010	88%
2011	89%
2012	90%
The average effective annual rental rate per square foot for each of the last five years for the RBC Plaza was as follows:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2008	$15.37
2009	$15.46
2010	$15.71
2011	$15.55
2012	$14.82
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(1)Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of rental abatements, divided by the average leased square feet.
The table below sets forth a schedule for expiring leases for the RBC Plaza by square footage and by annualized effective base rent (net of rental abatements) as of January 1, 2013.

Year	Number of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2013	13	471,049	5%	22,802	4%
2014	7	1,325,790	15%	91,745	16%
2015	1	38,251	1%	2,638	1%
2016	6	376,644	4%	19,947	3%
2017	1	—	—	5,651	1%
2018	1	141,439	2%	8,394	2%
2019	2	1,461,038	17%	92,210	16%
2020	—	—	—	—	—
2021	2	4,057,040	47%	271,763	48%
2022	1	755,228	9%	47,951	9%
Thereafter	—	—	—	—	—
We believe that the RBC Plaza is suitable for its intended purpose and will be adequately insured at acquisition. If we acquire the RBC Plaza, we project to invest approximately $26.6 million in renovations and improvements to the RBC Plaza over the next four years, including the conversion of approximately 32,000 rentable square feet of retail space into office space. We expect to fund these renovations and improvements with proceeds from future debt financing and proceeds from our dividend reinvestment plan. For federal income tax purposes, the cost of the RBC Plaza, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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